SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 18, 2002


                                   Novartis AG
                              (Name of Registrant)

                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                                   -----------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                             Form 20-F X Form 40-F
                                      ---         ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes    No X
                                    ---   ---


Enclosure:

     1. Invitation for the Full Year Results 2001 Presentation.

                        Investor Relations           Novartis International AG
                                                     CH-4002 Basel
                                                     Switzerland
[NOVARTIS LOGO]                                      Karen J. Huebscher, Ph.D.
                                                     Tel + 41 61 324 8433
                                                     Nafida Bendali
                                                     Tel + 41 61 324 3514
                                                     Sabine Moravi, MBA
                                                     Tel +41 61 324 8989
                                                     Silke Zentner
                                                     Tel +41 61 324 8612
                                                     Francisco Bouzas
                                                     Tel +41 61 324 2462
                                                     Fax +41 61 324 8444
                                                     Internet Address:
                                                     http://www.novartis.com

--------------------------------------------------------------------------------
                           - Full Year Results 2001 -
--------------------------------------------------------------------------------


The Executive Committee of Novartis has great pleasure in inviting you to the presentation of the 2001 results and business developments. The meeting will take place on





                           Thursday, February 7, 2002

                  At 1.30 PM for a 2.00 PM prompt start at the

                            Kongresszentrum in Basel

                                  Messeplatz 21

                               Basel, Switzerland
                                      -----------




Following the presentation, refreshments will be served.

We hope that you will be able to attend. Please find attached a reply form for your convenience.

--------------------------------------------------------------------------------
                                 - Reply form -
--------------------------------------------------------------------------------


[ ]      I will attend the Basel Presentation on February 7, 2002
[ ]      I will follow the presentation on the Internet






First name    ____________________________________

Last name     ____________________________________

Company       ____________________________________

Address       ____________________________________

              ____________________________________

Fax           ____________________________________

E-mail        ____________________________________


Please send your response by mail or fax no later than February 1, 2002 to:

                            Novartis International AG
                                Raquel Rodriguez
                                 Lichtstrasse 35
                                  CH-4002 Basel
                              Fax # +41 61 324 8444
                   E-mail: raquel.rodriguez@group.novartis.com

--------------------------------------------------------------------------------
             - Full Year Results 2001 webcast and dial-in numbers -
--------------------------------------------------------------------------------


If you wish to follow our Full Year Results presentation as
a webcast on the Internet, please use the following link:
http://www.novartis.com/investors/index.shtml
---------------------------------------------

If you prefer to dial into the conference through a telephone line we also offer the following dial-in numbers. The presentations will be available on the website and least 1 hour prior to the start of the event.



Date:                          Thursday, February 7, 2002

Time:                          Advisable:  dial-in 15 minutes before
                                      2.00 p.m. Switzerland
                                      1.00 p.m. UK
                                      8.00 a.m. New York

Phone numbers:                 +41 (0) 848 22 41 11     Europe
                               +1 800 860 24 42         USA




Playback for 72 hrs after the call commencing

Date:                          Thursday, February 7, 2002

Time:                          6.00 p.m. (Switzerland)
                               5.00 p.m. (UK)
                              12.00 p.m. (New York)

Phone numbers:                 +41 (0) 848 72 25 00     Europe
                               +1 877 344 75 29         USA
Code:                          539#

                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Novartis AG


Date:  January 18, 2002                      By:  /s/ RAYMUND BREU
                                                 -------------------------

                                             Name:   Raymund Breu
                                             Title:  Chief Financial Officer